

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 10, 2008

via U.S. mail and facsimile

Mr. Ajay Sabherwal
Chief Financial Officer
Aventine Renewable Energy Holdings, Inc.
120 North Parkway
Pekin, IL 61554

> **RE: Aventine Renewable Energy Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 5, 2008**
> **Schedule 14A**
> **Filed April 4, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 001-32922**

Dear Mr. Sabherwal:

    We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, Marketing Alliances, page 13

1. We note that you have made investments in four marketing alliance partners. In future filings, please file the related agreements as exhibits or advise us

supplementally why the agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

Proxy Statement filed on April 4, 2008

Compensation Discussion and Analysis

Annual Incentives, page 15

2. With regard to the specific items of corporate performance that are evaluated, please disclose in future filings how EBITDA and stock price growth are calculated. Also disclose the specific items of operational measures and their target levels.

Long-Term Incentive Compensation, page 16

3. In future filings, please analyze how individual roles and performance factor in to the awards you disclose.

4. In future filings, please disclose the formulas used to calculate each executive officer's award.

Form 10-Q for the Quarterly Period Ended March 31, 2008

(8) Fair Value Measurements, SFAS 157, page 8

5. We note that you reduced the carrying value of the ARS on your balance sheet by $21.6 million during your 1st quarter, which is 10% of your ARS balance as of December 31, 2007. We have reviewed your disclosures related to your auction rate securities and note the following:

   - In future filings, expand your disclosures to include the key terms of the auction rate securities. For example, disclose maturity dates, auction reset provisions, and interest rate provisions.
   - You have indicated that at December 31, 2007, your auction rate securities were classified as "available for sale" under SFAS 115. However, it does not appear that disclosures required by SFAS 115 have been presented. In this regard, please expand your future filings to present the disclosures required by paragraphs 19-21 of SFAS 115.
   - You disclose that you reduced the carrying value of your ARS by using an internally prepared valuation model based upon discounted cash flows using the best available, comparable external data points and other judgmental adjustments where considered appropriate. You further disclose that the model's assumptions include a discount factor and estimated weighted average life of the securities. In your future filings, please expand your

        disclosures to provide a clear and thorough discussion of each of the factors used in your model. Explain the specific nature of the "external data points" and "other judgmental adjustments" and discuss all significant underlying assumptions.

- Please provide us and disclose in future filings, a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions used in your model.

- We note you disclose on page 22 of your Form 10-K that you have experienced multiple failed auctions, beginning on February 8, 2008. Please consider disclosing the number and dollar value of the failed auctions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, to Brigitte Lippmann, Staff Attorney, at (202) 551-3713, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief